Exhibit 99.1

Vasta Platform Limited announces delisting from NASDAQ

SAO PAULO, JANUARY 9, 2026―(BUSINESS WIRE)― VASTA PLATFORM LIMITED (NASDAQ: VSTA) ― “Vasta” or the “Company”, a leading, high-growth education company in Brazil, announced today that it has notified the Nasdaq Stock Market LLC (“Nasdaq”) of its decision to voluntarily delist its Class A Common Shares, par value U.S.$0.00005 per share (the “Shares”), from the Nasdaq Global Select Market.

As previously disclosed by Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil (“Cogna”), in Amendment No. 5 to its Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2025, regarding Cogna’s offer to purchase all of the outstanding Shares of Vasta (the “Offer”), Cogna acquired 97.2% of the Shares tendered and not validly withdrawn in the Offer (the “Acquisition”), and announced its intention to cause the delisting of Vasta’s Shares from Nasdaq and Vasta’s deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In connection with the foregoing, Vasta’s Board of Directors (the “Board”) has approved on January 8, 2026, the voluntary withdrawal and delisting of the Company’s Shares from NASDAQ. The Board considered a number of factors in determining to delist and deregister the Shares, including the costs and expenses associated with being a publicly traded company, the likelihood of funding its operations in the future from the capital markets in the United States where the Company has only a small base of public shareholders and the better allocation of funds otherwise used for legal and other costs associated with continuing to make SEC filings, all in light of an illiquid market for the Company’s securities.

Vasta intends to file a Form 25 (Notification of Removal of Listing) with the SEC to remove its Shares from listing on the Nasdaq Global Select Market on or about January 19, 2026 and deregister such securities under Section 12(b) of the Exchange Act, and as a result, Vasta expects that the last trading day of its Shares on the Nasdaq Global Select Market will be on or about January 29, 2026. Furthermore, prior to January 31, 2026, the Company intends to file a Form 15 with the SEC to suspend the Company’s reporting obligations under Sections 12(g) and 15(d) of the Exchange Act.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private and public schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners and public school administrators. Vasta’s mission is to help private and public K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS:

Investor Relations
ir@vastaplatform.com